January 24, 2008

Mark A. Wojciechowski	VIA EDGAR AND VIA FAX
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F. Street, N.E.
Washington, D.C. 20549-7010
Telephone: (202) 551-3759
Fax: (202) 772-9369

Re:	New Century Energy Corp.
Form 10-KSB for the Fiscal Year Ended December 31, 2006
Filed April 12, 2007
File No. 0-28813

Dear Mr. Wojciechowski,

New Century Energy Corp. (the “Company”) has the following responses and proposed revisions to its Form 10-KSB for the Fiscal Year Ended December 31, 2006, in connection with your comment letter Dated December 21, 2007:

Engineering Comments

Form 10-KSB for the Fiscal Year Ended December 31, 2006

General

1. Please provide us with a copy of your reserve reports as of December 31, 2006. Please provide these on electronic media, such as CD-ROM, if possible. If you would like this information to be returned to you, please follow the guidelines in Rule 418(b) of Regulation C, Please send the CD-ROM to James Murphy at mailstop 7010.

RESPONSE:

The Company sent a CD-ROM of its December 31, 2006 Reserve Report to Mr. James Murphy, with delivery confirmed by FedEx on January 17, 2008.

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Description of the Company's Business Focus

Overview

2.  Please reconcile your statement that proved developed reserves comprise 55% of the Company's oil reserves and 30% of the Company's gas reserves with the information provided in the SFAS 69 reserves table on page 109. This information indicates that 13.75% of your oil reserves are proved developed and 23% of your overall reserves are proved developed.  Please revise your document as necessary.

RESPONSE:

“DESCRIPTION OF THE COMPANY'S BUSINESS FOCUS

Overview:

New Century Energy Corp. is an independent oil and gas exploration and production company, with daily net production to its working interest of approximately 2.3 million cubic feet of gas per day (Mcfgpd) and 620 barrels of oil per day (Bopd). The Company's proved reserves as of December 31, 2006 are 7.1 billion cubic feet (Bcf) of natural gas and 858,423barrels of crude oil. The Company's major areas of operations are located in the United States primarily in Matagorda, Wharton and McMullen counties in Texas. During 2006, the Company'sproved oil reserves increased by over 700% due to acquisition of new Proved oilreserves in the Mustang Creek Field in McMullen County, Texas and the drilling of one new producing oil well.

The Company’s Proved developed reserves as of December 31, 2006 are as follows:

OIL:   790,800 barrels of oil, or 92% of the Company’s total proved oil reserves of 858,423 barrels.

GAS:  2.131 MMcf of gas, or 29% of the Company’s total proved gas reserves of 7,187 MMcf.

	2006		2005
	Oil (Bbls)	Gas (MMcf)	Oil (Bbls)	Gas (MMcf)
Proved developed and undeveloped reserves
Beginning of year	121,067	8,062	113,000	1,116
Revisions of previous estimates[a]	(112,324)	(1,022)	23,309	182
Purchases of minerals in place[b]	952,399	1,215	-	5,447
Production	(124,374)	(1,068)	(15,242)	(643)
Extensions and discoveries[c]	21,655	-	-	1,960
End of the year	858,423	7,187	121,067	8,062
Proved developed reserves
Beginning of year	121,067	4,517	98,858	151
End of year[d]	790,800	2,131	121,067	4,517

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a The downward revision of previous estimates by 112,324 net barrels, represents the downward revision resulting from the unsuccessful drilling of a PUD location, the Kassner #3 well.  When the Company acquired the Mustang Creek Field oil reserves in 2006, we attributed proved undeveloped reserves to this location and, as a result of the unsuccessful well, it is necessary to subtract the 112,324 net barrels from our proved reserve base.

b The significant increase in purchase of minerals in place is due to the purchase of minerals in place is attributable to the acquisition of the Mustang Creek Assets in April and June of 2006.  The downward revision by 29,950 net barrels from the original 10KSB filing to 952,399 net barrels, results from an adjustment to the effective date of our acquisition reserve report from December 1, 2005 to January 1, 2006 and new production information available after August 4, 2006.  The original report included reserves from December 2005, which we have determined was included in error.

c In 2006, we drilled one productive exploratory well, the Rabke Maspero Unit Well #2.  Drilling of this well was finalized on December 14, 2006 and the well was logged on December 14, 2006.   Due to local flooding, testing and completion of this new well did not take place until February of 2007.  Testing of this well was conducted on February 28, 2007 and confirmed initial oil production of 72 Bopd.

The reserve report prepared by R.A. Lenser dated April 3, 2007 with an effective date of December 31, 2006 (the “Lenser Report”) attributed 21,665 NET Barrels to NCEY in this new well.

The reserve table on page 109 in our original 10KSB did not include reserves added due to the drilling of the Rabke Maspero Unit #2 well in the amount of 21,665 net barrels, and this amended table correctly includes the Rabke Maspero Unit #2 well, as an upward addition to proved reserves.

d This amended table includes a significant upward revision to the Company’s end of year total for proved developed oil from the previously reported 117,959 net barrels, increasing to 790,800 net barrels.  The reason for this increase is due to the fact that the original 10KSB filing only included net reserves attributed to the parent company, New Century Energy Corp., and did not correctly include the net reserves attributed to our wholly owned consolidated subsidiary, Gulf Coast Oil Corporation. The table has been amended to present the combined proved developed reserves on a consolidated basis.

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Disclosure of Oil and Gas Operations

3.  Please revise your document to only disclose your net share of oil and gas production. Please refer to paragraph three of Industry Guide 2.

RESPONSE:

The Company proposes revising the disclosures to which you refer as follows in an amended Form 10-KSB filing (changes are bolded and underlined):

“OIL AND GAS ACREAGE, PRODUCTIVE WELLS, AND DRILLING ACTIVITY DISCLOSURE OF OIL AND GAS OPERATIONS:

COMPARISON OF AVERAGE SALES PRICES OF OIL AND GAS SOLD BY THE COMPANY FOR THE LAST THREE FISCAL YEARS OPERATED AND NON-OPERATED PROPERTIES:

	2006	2005	2004
AVERAGE SALE PRICE OF OIL
(Per bbl.)	$62.87	$53.63	$39.78

AVERAGE SALE PRICE OF GAS
(PER MCF)	$5.99	$7.10	$5.08

ANNUAL NET SHARE OF OIL PRODUCTION FROM COMPANY OPERATED PROPERTIES FOR THE LAST THREE FISCAL YEARS:

	2006	2005	2004
	Barrels	Barrels	Barrels

MUSTANG CREEK FIELD	173,097	--	--

SAN MIGUEL CREEK FIELD	9,938	8,143	12,174

TENNA FIELD	7,811	7,099	7,071

ANNUAL TOTALS	190,846	15,242	19,245

ANNUAL NET GAS PRODUCTION FROM COMPANY OPERATED PROPERTIES FOR THE LAST THREE FISCAL YEARS:

	2006	2005	2004

SARGENT SOUTH FIELD (MCF)	318,229	164,965	162,357

TYLER RANCH GAS UNIT #1 (MCF)*	105,861	--	--

TOTAL	424,090	164,965	162,357

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ANNUAL NET GAS PRODUCTION FROM NON-OPERATED PROPERTIES FOR THE LAST THREE FISCAL YEARS:

	2006	2005	2004

WISHBONE FIELD-
LINDHOLM HANSON
GAS UNIT(MCF)	715,624	1,374,755	627,512

“
4.  Please revise your document to disclose your operating costs per equivalent unitproduced. Please refer to paragraph three of Industry Guide 2.

RESPONSE:

The table below sets forth the net quantities of oil and gas production (net of all royalties, overriding royalties and production due to others) attributable to New Century Energy Corp. for the fiscal years ended December 31, 2006 and 2005, and the average sales prices, average production costs and direct lifting costs per unit of production.

	Years Ended December 31,
	2006	2005
Net Production
Oil (Bbls)	190,846	15,242
Gas (MMcf)	424,090	164,965

Average Sales Prices
Oil (per Bbl)	$62.87	$53.63
Gas (per Mcf)	$5.99	$7.10

Average Production Cost[1]
Per equivalent
Bbl of oil	$45.70	$75.14

Average Lifting Costs[2]
Per equivalent
Bbl of oil	$8.41	$24.18

1 Production costs include depreciation, depletion, and amortization, lease operating expenses and all associated taxes.

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2Direct lifting costs do not include impairment expense, ceiling write-down, or depreciation, depletion and amortization.

Drilling Activity

5.  Please reconcile for us that you report you drilled one productive exploratory wellin 2006 but in the SFAS 69 reserve table on page 109 you do not report anyreserves added due to extensions or discoveries.

RESPONSE:

In 2006 we drilled one productive exploratory well the Rabke Maspero Unit Well #2.  Drilling of this well was finalized on December 14, 2006 and the well was logged on December 14, 2006.   Due to local flooding, testing and completion of this new well did not take place until February of 2007.  Testing of this well was conducted on February 28, 2007 and confirmed initial oil production of 72 Bopd.

Our reserve report was prepared by R.A. Lenser dated April 3, 2007 with an effective date of December 31, 2006 (the “Lenser Report”).  The Rabke Maspero Unit Well #2 is included in the Lenser report and the individual well summary is Table 61 in that report.

The Lenser Report attributed 21,665 NET Barrels to NCEY in this new well.

It appears that the reserve table on page 109 should have reported reserves added due to the drilling of the Rabke Maspero Unit #2 well in the amount of 21,665 net barrels, and as such, it proposes amending this table in an Amended filing on Form 10-KSB filing to include the Rabke Maspero Unit #2 well, as an upward addition to proved reserves.

The Company believes that since it did not complete the well until February of 2007 and it had no production information on December 31, 2006, for this well, there may have been some confusion on whether to include the 21,665 barrels of new net reserves in 2006 or in 2007.

The Company will provide language in its amended Form 10KSB in response to this comment.

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6.  Please revise your document to include drilling activity for each of the last three years.

RESPONSE:

The Company proposes adding the below revised oil and gas well table to its Amended filing on Form 10-KSB filing:

“

	OIL WELLS
	2006		2005		2004
	Oil Gross	Wells Net	Oil Gross	Wells Net	Oil Gross	Wells Net
Exploratory Wells – Productive	1	1	0	0	0	0
Exploratory Wells- Non-productive	1	1	1.5		0	0
Development Wells	0	0	0	0	0	0

	GAS WELLS
	2006		2005		2004
	Oil Gross	Wells Net	Oil Gross	Wells Net	Oil Gross	Wells Net
Exploratory Wells – Productive	0	0	4.608		0	0
Exploratory Wells- Non-productive	0	0	1.0419		0	0
Development Wells	0	0	0	0	0	0
“

Risk Factors

Our Estimates of Reserves Could Have Flaws

7.  You state that you can provide no assurances that reductions to your estimatedproved oil and gas reserves and estimated future net revenues will not be required.Proved reserves are the estimated quantities of oil and gas that you are reasonablycertain of recovering. If you are not certain of recovering the reserves you reportas proved, then they should he removed from your reported proved reserves.Alternatively, please revise your document to not imply that can provide noassurances that material reductions in your proved reserves will not occur.

RESPONSE:

The Company proposes revising the risk factor to which you refer as follows to remove the reference to the Company implying that it can provide no assurances that material reductions in its proved reserved will not occur:

“OUR ESTIMATES OF RESERVES COULD HAVE FLAWS, OR MAY NOT ULTIMATELY TURN OUT TO BE 100% CORRECT OR COMMERCIALLY EXTRACTABLE AND AS A RESULT, OUR FUTURE REVENUES AND PROJECTIONS COULD BE INCORRECT.

Estimates of reserves and of future net revenues prepared by different petroleum engineers may vary substantially depending, in part, on the assumptions made and may be subject to adjustment either up or down in the future. Our actual amounts of production, revenue, taxes, development expenditures, operating expenses, and quantities of recoverable oil and gas reserves may vary substantially from the engineers' estimates. Oil and gas reserveestimates are necessarily inexact and involve matters of subjective engineering judgment. In addition, any estimates of our future net revenues and the present value thereof are based on assumptions derived in part from historical price and cost information, which may not reflect current and future values, and/or other assumptions made by us that only represent our best estimates. If these estimates of quantities, prices and costs prove inaccurate, we may be unsuccessful in expanding our oil and gas reserves base with our acquisitions. Additionally, if declines in and instability of oil and gas prices occur, then write downs in the capitalized costs associated with our oil and gas assets may be required. Because of the nature of the estimates of our reserves and estimates in general, we can provide no assurance that our estimated reserves will be present and/or commercially extractable. If our reserve estimates are incorrect, the value of our common stock could decrease and we may be forced to write down the capitalized costs of our oil and gas properties.”

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8.  Please include a risk factor that indicates 3D seismic is an interpretative tool thatdoes not guarantee that the wells you drill will find oil or gas or if they do find oiland gas that it will be productive in economic quantities. State that you may notrecognize significant geological features due to errors in interpretation, processinglimitations, the presence of certain geological environments or other factors andthat 3D seismic generally becomes less reliable with increasing depth of thegeological horizon, and the use of this technology increases finding costs over thatit is not used.

RESPONSE:

We propose adding the following risk factor to the Amended Form 10-KSB filing:

“WE USE 3D SEISMIC INTERPRETATION TO HELP US DETERMINE THE MOST PROMISING LOCATIONS TO DRILL WELLS AND TO OTHERWISE ASSIST US IN THE INTERPRETATION OF OUR OIL AND GAS PROPERTIES, WHICH STUDIES ARE SUBJECT TO CERTAIN RISKS AND INACCURACIES.

We use 3D seismic interpretation in our oil and gas exploration activities, both to help us try to determine the most promising locations for future wells and to help us study and interpret potential oil and gas deposits in our oil and gas properties.  Investors should keep in mind that 3D seismic interpretation are an interpretative tool which does not guarantee that the wells we may drill will find oil or gas or if they do find oil and gas that it will be productive in economic quantities. Furthermore, our 3D seismic interpretation may be inaccurate or incomplete or may not recognize significant geological features due to errors in interpretation, processing limitations, the presence of certain geological environments or other factors which could cause us to drill wells in non-ideal locations, which wells may never produce oil or gas.  Additionally, due to the inherent nature of 3D seismic interpretation, i.e., that 3D seismic generally becomes less reliable with increasing depth of the geological horizon, the deeper we attempt to interpret our properties with 3D seismic, the more unreliable those results will be.  Finally, investors should keep in mind that the use of this technology increases the exploration costs associated with theexploration of oil and gas properties significantly.  Because our 3D seismic interpretation are costly, may not be entirely reliable, and even if reliable, may not ultimately lead to significant oil and gas properties, if any at all, there is a risk that our common stock could become devalued or worthless due to our use of 3D seismic interpretation.”

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Notes to Consolidated Financial Statement

Supplemental Oil and Gas Information

Reserve Information

9.  Please revise your document to provide appropriate explanations for thesignificant reserve changes in the reserve table such as the large negative oilreserve revision in 2006 and the large purchase of oil reserves in 2006. Please seeparagraph 11 of SFAS.

RESPONSE:

We are revising our document as provided in response number 2 above and provide additional commentary below.

The Company had changes in the net quantities of proved reserves of oil and gas during 2006.

The downward revision of previous estimates by 112,324 net barrels, represents a downward revision resulting from the unsuccessful development drilling of a PUD location, the Kassner No. 3 well.  When we acquired the Mustang Creek oil reserves we attributed 112,324 net barrels of proved undeveloped reserves to this location, which was drilled in 2006 as a dry hole.  As a result, the barrels attributed to this location were subtracted from our proved reserves.

The downward revision of purchases of minerals in place by 29,950 net barrels to 952,399 resulted from an adjustment to the effective date of our acquisition reserve report prepared by R.A. Lenser and Associates, from December 1, 2005 to January 1, 2006 and new production information available after August 4, 2006.  The original report included net reserves from the month of December 2005 and this production should not be included in our 2006 reserve base.

The upward revision in our extensions and discoveries by 21,655 net barrels resulted from the drilling of one successful exploratory, the Rabke-Maspero Unit #2 well, drilled in December 2006.  This well was evaluated in the individual well summary Table #61 of the December 31, 2006 reserve report prepared by R.A. Lenser and Associates.

There is a significant upward revision to the Company’s End of year total from 117,959 net barrels of oil to 790,800 net barrels of oil because the original Form 10KSB report did not correctly include 100 percent of the net reserve quantities attributable to the parent company from its consolidated wholly owned subsidiary, Gulf Coast Oil Corporation.  The amount of 117,959 represents the net reserves attributable to New Century Energy Corporation only, without including the net reserves attributable to its wholly owned subsidiary.

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10.  Please provide a more detailed explanation of the large negative revision to youroil reserves in 2006 and the basis for which you originally classified thosereserves as proved.

RESPONSE:

Please see the explanation provided in response to comment number 9 above.

Standardized Measure of Discounted Future Net Cash Flows

11.  Please reconcile for us that you estimate total future development costs of $5million dollars with less than 14% of your oil reserves developed but haveincurred a total $6.1 million in development costs in 2005 and 2006 when only asmall percentage of your reserves were undeveloped.

RESPONSE:

The future development costs of $5 million dollars is a value taken from the Lenser Report whereby estimates were included for projected development expenditures in 2007 and 2008. Of the purchases of minerals in place in 2006, a significant portion of the 952,399 barrels of oil were proved developed producing oil reserves.

Please refer to our response to Comment No. 2 above and Comment No. 9 regarding the proposed revisions to the proved reserves disclosed in the SMOG footnote  No. 19.  Based on this revised disclosure and upward revision in proved developed reserves, the ratio between developed and undeveloped reserves will change significantly and will be re-calculated.

Additionally, the Company acknowledges that:

•  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly,

/s/ Edward R. DeStefano
Edward R. DeStefano
President

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